

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2018

Stephan Wallach
Chief Executive Officer
Youngevity International, Inc.
2400 Boswell Road
Chula Vista, California 91914

> **Re: Youngevity International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed November 13, 2018**
> **File No. 333-227866**

Dear Mr. Wallach:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our reference to a prior comment is to a comment in our November 5, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-3

General

1. We note your response to comment 3 that your true-up shares are substantially the same as earn out shares, which are eligible for resale on Form S-3 per Question 116.05 of our Securities Act Forms Compliance and Disclosure Interpretations. Please note that the accommodation in Question 116.05 is limited to earn out provisions in business combination transactions. Please remove the true-up shares as they may not be registered at this time or provide us with your analysis showing how you determined that there was a completed private placement under Section 4(a)(2) of Securities Act 1933. Refer to Question 116.19 of our Securities Act Forms Compliance and Disclosure Interpretations for guidance.

       Please contact Jennifer López, Staff Attorney, at (202) 551-3792 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products